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January 16, 2024 Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Anu Dubey, Michael Rosenberg, and Eileen Smiley	STEPHANIE A. CAPISTRON STEPHANIE.CAPISTRON@DECHERT.COM +1 617 728 7127 DIRECT

Re: Virtus Asset Trust and Virtus Equity Trust (each a “Registrant”)

(File Nos. 333-275759, 333-275760, 333-276036, and 333-276018)

Mses. Dubey and Smiley and Mr. Rosenberg:

This letter responds to the comments provided by the SEC staff in telephonic discussions on January 12, 2024 with respect to the review of the Registration Statements filed on Form N-14 under the Securities Act of 1933, as amended, in connection with (1) the reorganization of Virtus Seix High Yield Income Fund, a series of Virtus Strategy Trust, and Virtus Seix High Income Fund, a series of Virtus Asset Trust, with and into Virtus Seix High Yield Fund, also a series of Virtus Asset Trust (the “High Yield Fund Reorganization”), (2) the reorganization of Virtus Seix Ultra-Short Bond Fund, a series of Virtus Asset Trust, with and into Virtus Seix U.S. Government Securities Ultra-Short Bond Fund, also a series of Virtus Asset Trust (the “Ultra-Short Fund Reorganization”), (3) the reorganization of Virtus Vontobel Foreign Opportunities Fund, a series of Virtus Opportunities Trust, with and into Virtus SGA International Growth Fund, a series of Virtus Asset Trust (the “International Fund Reorganization), and (4) the reorganization of Virtus Vontobel Global Opportunities Fund, a series of Virtus Opportunities Trust, with and into Virtus SGA Global Growth Fund, a series of Virtus Equity Trust (the “Global Fund Reorganization”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Comment 1.

With respect to each of the High Yield Fund Reorganization, International Fund Reorganization, and Global Fund Reorganization, please supplementally clarify whether one manager of managers exemptive order applies to all Funds or whether there are distinct orders. Please cite the order for each of the Acquired Fund and Acquiring Fund.

Response 1.

The Registrant notes that certain Funds rely on an order issued to Virtus Alternative Solutions Trust, et. al (File No. 812-14538; SEC Rel. Nos. IC-32293 (Sept. 28, 2016) (notice) and IC-32327 (Oct. 25, 2016) (order)) (the “Virtus Order”), which allows the Fund and investment adviser to hire a “Non-Affiliated Sub-Advisor” and/or a “Wholly-Owned Sub-Advisor,” each as defined in the notice, without shareholder approval. Other Funds rely on the Virtus Order plus the no-action letter issued to The BNY Mellon Family of Funds, et al. (pub. avail. July 9, 2019) (the “BNYM Letter,” and together with the Virtus Order, the “Expanded Relief”), and therefore are permitted to hire an “Affiliated Subadviser” (as defined therein) whether or not a Wholly-Owned Sub-Advisor, without shareholder approval. In each case any hiring of a subadviser without shareholder approval is subject to certain conditions. A Fund relies on the Expanded Relief only where shareholders of the Fund have approved such reliance. The chart below sets forth the relief on which each Fund relies.

Reorganization	Acquired Fund Relief	Acquiring Fund Relief
High Yield Fund Reorganization	High Yield Income Fund: Expanded Relief High Income Fund: Virtus Order	Virtus Order

International Fund Reorganization	Expanded Relief	Virtus Order

Global Fund Reorganization	Virtus Order	Virtus Order

Following each reorganization, the applicable Acquiring Fund will continue to rely on the relief on which it currently relies.

Comment 2.

With respect to each of the International Fund Reorganization and Global Fund Reorganization, please supplementally confirm if it is the intention of the Acquired Fund and investment adviser to rely on the BNYM Letter with respect to the entry into the subadvisory agreement with SGA. If so, please confirm all conditions of the letter have been satisfied.

Response 2.

As discussed in the response letters dated January 9, 2024, the Acquired Fund in both the International Fund Reorganization and Global Fund Reorganization could terminate Vontobel, the Acquired Fund’s current subadviser, and enter into a contract with SGA, the Acquiring Fund’s current subadviser, without shareholder approval. The Registrants hereby confirm that each Acquired Fund does not need to rely on the BNYM Letter in order to do so (although, as noted above, the Acquired Fund in the International Fund Reorganization has received shareholder approval to rely on the BNYM Letter).

The Registrants note that the Virtus Order permits the hiring of a “Non-Affiliated Sub-Advisor” and/or a “Wholly-Owned Sub-Advisor” without shareholder approval. A “Wholly-Owned Sub-Advisor” for purposes of the Virtus Order is defined as (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Fund’s investment adviser, or (2) a sister company of the Fund’s investment adviser that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the investment adviser. Section 2(a)(43) of the 1940 Act defines a “wholly-owned subsidiary” of a person as “a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.” The Registrants confirm that SGA, like VFA and VIA, is a wholly-owned subsidiary of Virtus. In particular, although certain individuals maintain a portion of the economic interest in SGA, Virtus owns 100 percent of the voting interest. Accordingly, SGA qualifies as a “Wholly-Owned Sub-Advisor” within the meaning of the Virtus Order. The Registrants further confirm that all of the other conditions of the Virtus Order (for the Acquired Fund in the Global Fund Reorganization) or Expanded Relief (for the Acquired Fund in the International Fund Reorganization) would be satisfied with respect to the hiring of SGA to replace Vontobel for the applicable Acquired Fund.

Comment 3.

With respect to the International Fund Reorganization, we acknowledge your statement in your response letter dated January 9, 2024 that the fee rate for the Acquiring Fund results in a lower fee than the Acquired Fund at all asset levels. Please provide an accounting of the advisory fee rate at each breakpoint, demonstrating the fee as a rate to be paid instead of a discount from the full fee. If the advisory fee at any breakpoint for the Acquiring Fund is higher than that for the Acquired Fund, please provide an analysis as to how this would not be a material change for purposes of Rule 17a-8.

Response 3.	Set forth below is each Fund’s advisory fee schedule expressed as a rate to be paid instead of a discount from the full fee.

Fund	Advisory Fee Rate
Acquired Fund	First $2 billion: 0.85% $2+ billion through $4 billion: 0.80% $4+ billion: 0.75%

Acquiring Fund	First $500 million: 0.85% Next $500 million: 0.8075% Next $4 billion: 0.765% Over $5 billion: 0.7225%

The Registrant acknowledges that, on assets between $4 billion and $5 billion, the Acquired Fund pays 0.75% while the Acquiring Fund pays 0.765%. However, the Registrant does not believe that this is a material difference for purposes of Rule 17a-8. In particular, the Registrant believes that the relevant question is not the absolute rate at that particular asset level, but rather the effective fee rate, taking into account the rate payable with respect to the first $4 billion in assets. The following is a comparison of the effective fee rates under each schedule at each billion in assets, up to $5 billion in assets:

Asset Level	Effective Fee Rate – Acquired Fund	Effective Fee Rate – Acquiring Fund
$1 billion	0.850%	0.829%
$2 billion	0.850%	0.797%
$3 billion	0.833%	0.786%
$4 billion	0.825%	0.781%
$5 billion	0.810%	0.778%

As shown in the table above, even at asset levels of $5 billion (when the Acquired Fund would most benefit from the lower absolute fee rate at the $4 billion to $5 billion level), the effective fee rate is still lower for the Acquiring Fund. Accordingly, as a shareholder of the Acquiring Fund, an Acquired Fund shareholder will experience a management fee rate that is the same as or lower than the Acquired Fund, regardless of asset level, such that there is no material difference in the Funds’ advisory contracts for purposes of Rule 17a-8.

Comment 4.

With respect to the High Yield Fund Reorganization and Ultra-Short Fund Reorganization, please supplementally explain the nature of the extraordinary expenses disclosed in the fee table footnotes and why they are not reflected in the table. If they are not reflected in the table, please disclose in the footnote what total annual operating expenses would have been if such expenses were included.

Response 4.	The Registrant has confirmed that the extraordinary expenses were for prior periods that are not covered in the fee tables. Accordingly, the footnotes have been deleted.

Comment 5.	With respect to the Ultra-Short Fund Reorganization, please update references to the Internal Revenue Code as needed to refer to the correct year.

Response 5.	The Registrant has incorporated this comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

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